DXI Reports Q1 2018 Results

VANCOUVER, BRITISH COLUMBIA, May 8, 2018 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three month period ended March 31, 2018.

Q1 2018 Key Financial and Operating Highlights are:

1.

Successfully drilled a new discovery natural gas well (b-B100-E), yielding the thickest Gething gas pay zone of the entire leasehold to date, logging 29.5’ of net hydrocarbon pay at the Company’s Woodrush property, north of Fort St. John, British Columbia;

2.	Decreased G&A expenses by 6% to $382,000 from $408,000 for the comparative period ended March 31, 2017; and

3.	Reduced debt by 18% to $9.3 million from $11.3 million for the comparative period ended March 31, 2017.

CORPORATE SUMMARY – THREE MONTHS ENDED MARCH 31, 2018

OPERATIONS	Three months ended March 31,
	2018	2017	Change
Production
Oil and natural gas liquids (bbls/d)	67	91	-26%
Natural gas (mcf/d)	969	1,566	-38%
Combined (BOE/d)	229	352	-35%

Realized sales prices
Oil and natural gas liquids ($/bbl)	60.85	58.33	4%
Natural gas ($/mcf)	2.68	3.19	-16%

Operating expenses
Oil operations ($/bbl)	35.44	19.10	86%
Natural gas operations ($/mcf)	3.86	3.25	19%

Operating netback
Oil operations ($/bbl) (1)	17.37	30.14	-42%
Natural gas operations ($/BOE) (2)	-8.26	-1.50	451%

General and administrative expenses ($/BOE)	18.54	12.86	44%

Notes:
(1)	Decrease was due to a 26% reduction in oil production. This was partially offset by a slight rise in oil prices.
(2)

Increase in natural gas operations loss from Q1 2017 to Q1 2018 of 451% due to 38% decline in natural gas production combined with 16% decrease in realized natural gas prices. 25%, or 400 mcf/d, of the decline in natural gas production, results from deliberate shut-in of certain Woodrush production.

FINANCIAL (CA$ thousands, except per share)	Three months ended March 31,
	2018	2017	Change

Revenue	602	929	-35%
Royalties	66	102	-35%

Cash flow(1)	-537	-345	56%
Cash flow per share (basic)	-0.01	-0.01	0%
Cash flow per share (diluted)	-0.01	-0.01	0%

Net loss	1,182	1,550	-24%
Basic loss ($/common share)	0.01	0.03	-67%
Diluted loss ($/common share)	0.01	0.03	-67%

Capital expenditures, net of dispositions	511	31	1548%

Weighted average common shares outstanding (thousands)
Basic	103,606	44,808	131%
Diluted	103,606	44,808	131%

Debt, net of working capital	9,329	11,349	-18%

Note 1:      “Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended March 31,
(CA$ thousands)	2018	2017

Cash flows from (used in) operating activities	(11)	(159)
Change in operating working capital	(526)	(186)
Cash flow	(537)	(345)

FORM 20-F FILING: The Company further announces that it has filed its annual Form 20-F Report (“Form 20-F”) for the year ended December 31, 2017 with the Securities Exchange Commission on April 18, 2018. The Form 20-F includes the Company's annual audited financial statements for the year ended December 31, 2017 as well as the related "Management's Discussion & Analysis" for the year then ended. Copies of the Form 20-F can be found on the Company's website at "www.dxienergy.com" and on EDGAR. Shareholders wishing to obtain a hard copy of the complete audited financial statements for the year ended December 31, 2017 free of charge can contact the Company via the email addresses on our website or by telephone at 604-638-5050.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (24,407 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com